Exhibit 99.78

Form 40-F, and any amendments and exhibits thereto (collectively, the "RegistrptionStatement"), of Midas Gold Corp. (the "Company"),I, C(-( {l U'l\:) H.elt KAVL'1l consent to (i) the use of and reference to any technical report, or portions thereof, that was prepared by me,that I supervised the preparation of and/or was reviewed and approved by me, (ii) the use of and references to my name, including as an expert or "qualified person," in connection with the Registration Statement and any such technical report, and (iii) the information derived or summarized from such technical report that is included or incorporated by reference in the Registration Statement and any of the exhibits thereto, including, but not limited to, the Annual Information Form for the year ended December 31, 2019, the Annual Information Form for the year ended December 31, 2018 and the Amended and Restated Technical Report dated March 28, 2019. Dated this <, 0tld cH.ofV.. "-'A {L'n · '\-lc:vt. Name: Title: P{L£-g-